SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

FORM 11-K

 **ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

 **TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __to

Commission File Number: 1-8610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
AT&T Retirement Savings Plan

We have audited the financial statements of the AT&T Retirement Savings Plan (the "Plan")as of December 31, 2007 and 2006, and for the year ended December 31, 2007, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 26, 2008

AT&T RETIRMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

| | December 31, | |
	2007	2006
ASSETS		
Investments, at fair value:		
Investment in Master Trust	$ **5,526,703**	$ 5,575,607
Investment in BrokerageLink Account	**155,971**	127,288
Participant loans receivable	**56,994**	51,574
Total Investments	**5,739,668**	5,754,469
Participant contributions receivable	**4,959**	5,585
Employer contributions receivable	**2,725**	2,392
Other	**839**	5,739
Total Assets, at fair value	**5,748,191**	5,768,185
LIABILITITES		
Payables	**4,020**	15,791
Net Assets Available for Benefits, at fair value	**5,744,171**	5,752,394
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	**(20,290)**	(9,902)
Net Assets Available for Benefits	$ **5,723,881**	$ 5,742,492

See Notes to Financial Statements.

AT&T RETIRMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2006	$	5,742,492
Additions to Net Assets:		
Contributions:		
Participant contributions		184,168
Employer contributions		73,936
Transfers from affiliate plans		1,697
		259,801
Investment Income:		
Net income from investment in Master Trust		455,776
Net investment income from BrokerageLink Account		10,754
Interest on participant loans		719
Total Additions		727,050
Deductions from Net Assets:		
Distributions		745,661
Total Deductions		745,661
Net Decrease		(18,611)
Net Assets Available for Benefits, December 31, 2007	$	5,723,881

See Notes to Financial Statements.

(Dollars in Thousands)

1. Plan Description – The AT&T Retirement Savings Plan (Plan), formerly the BellSouth Retirement Savings Plan, is a defined contribution plan established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible management, non-management and bargained for employees of participating BellSouth companies to save on a regular and long-term basis. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan documents include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). As a result of the acquisition, the BellSouth common stock held in the BellSouth Stock Fund was converted to AT&T common stock based on a conversion ratio. On January 1, 2008, the BellSouth Retirement Savings Plan was renamed the AT&T Retirement Savings Plan.

Effective December 1, 2007, BellSouth managers became eligible to participate in the AT&T Savings Plan and were no longer allowed to contribute to the Plan. Represented or non-management participants remain eligible to participate in the Plan. BellSouth managers were automatically enrolled in the AT&T Savings Plan and future contributions will be invested in the comparable investment option of the AT&T Savings Plan. Additional information and a summary of the key differences between the Plan and the AT&T Savings Plan is available in the Plan's prospectus supplement.

Prior to March 31, 2008, the Plan participated in the BellSouth Master Savings Trust (Master Trust) for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Master Trust. At December 31, 2007 the trustee of the Master Trust is State Street Bank and Trust Company (State Street). On March 1, 2008, the Plan assets were transferred to the AT&T Savings Plan Master Trust and the trustee was changed to Mellon Trust of New England, N.A. (See Note 5)

As of December 31, 2007, participants could invest their contributions in one or more of the following funds in 1% increments: AT&T Stock Fund, Index Stock Fund, Interest Income Fund, Bond Fund, Balanced Fund, BrokerageLink Account, BGI LifePath portfolios including 2010, 2020, 2030, 2040 Retirement funds and the following mutual funds: Fidelity Growth & Income Portfolio, Vanguard Growth Index –Institutional, DFA U.S. Small Cap Value II Fund, T. Rowe Price Mid-Cap growth, DFA U.S. Large Cap Value II Fund and DFA International Value II Fund. On March 1, 2008, the Plan investment options changed to: Total US Stock Market Index Fund, Large Cap US Stock Index Fund, Small and Mid-Sized US Stock Index Fund, International Stock Index Fund, AT&T US Stock Fund, AT&T International Stock Fund, AT&T Total Return Bond Fund, AT&T Stable Value Fund, AT&T Shares Fund, AT&T Age-Based Asset Allocation Fund 2000, AT&T Age-Based Asset Allocation Funds including 2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050.

Unlike the other funds offered by the Plan, BrokerageLink Account consists of individual brokerage accounts in which participants act as their own investment advisor and may choose from a broad range of investment options. The investment options include no-load and load mutual funds, stocks listed on U.S. securities exchanges, bonds and other fixed-income investments. BrokerageLink Account cannot be accessed directly for loans, withdrawals or distributions. There were 1,383 participants invested in BrokerageLink Account at December 31, 2007 and 1,298 participants at December 31, 2006.

Loans are available to all participants in an amount not less than $1 and up to a maximum of 50% of the participant's vested account balance or $50 minus the participant's highest outstanding loan balance in the last twelve months. The loans are collateralized by the balance in the participant's account and bear interest at various rates ranging from 5.00% to 9.50% on participant loans outstanding at December 31, 2007.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

2. <u>Accounting Policies</u> – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments. Benefits are recorded when paid. Income and assets of the Master Trust are allocated to the Plan based on participant balances. Certain amounts in prior-year financial statements have been reclassified to conform to the current year's presentation.

The net asset value of the Master Trust is calculated by State Street, which determines the value of the underlying assets in the investment manager portfolios taking into account the market values supplied by a recognized pricing or quotation services or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on the last business day of the year. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. All investments are carried at the fair value at the close of the business day on December 31. For contracts with insurance companies and financial institutions, which are fully benefit-responsive, an adjustment to contract value (representing contributions made under the contracts plus accumulated interest at the contract rates) is separately identified on the Statement of Net Assets Available for Benefits. Participant loans receivable are valued at cost which approximates fair value. Participant loans are assets of the Plan and are not part of the Master Trust. Purchases and sales of securities are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

As required by Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). As required by the FSP, the fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. the underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan's year-end. The fair value of the wrap contracts for the synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

3. <u>Tax Status</u> – The IRS has determined and informed BellSouth by a letter dated August 6, 2002, that the Plan, and related trust are qualified in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since August 6, 2002. However, the plan administrator believes that the Plan is qualified and is currently being operated in compliance with the applicable requirements of the IRC. Since the Plan and its associated trust are tax-exempt under the IRC, no provision for income taxes has been included in the Plan's financial statements.

4. <u>Plan Expenses</u> – Each participant in the Plan is charged a flat annual fee for Plan administrative expenses, including recordkeeping, trustee and other expenses considered reasonable by the Plan administrator. The fee is divided on a pro rata basis among each investment option of the participant and additional fees are charged to individual participants for various services provided by the Plan's recordkeeper. Investment manager fees are paid by the Master Trust.

(Dollars in Thousands)

5. Master Trust Investments – The Master Trust investments presented as of December 31 are those held by State Street, as trustee, of the Master Trust and are allocated to the Plan based upon the total of each individual participant's share of the Master Trust's net assets. The Plan's allocated share of the total net assets of the Master trust was 66.0% at December 31, 2007 and 66.7% at December 31, 2006.

The Plan's allocated shares of the net assets of each fund in the Master Savings Trust at December 31, was as follows:

	2007	2006
AT&T Stock Fund	**54.81 %**	53.66 %
Indexed Stock Fund	**82.68**	83.33
Interest Income Fund	**67.45**	69.26
Vanguard Growth Index Fund	**66.44**	66.96
Fidelity Growth & Income Portfolio	**65.28**	67.71
Balanced Fund	**71.21**	71.68
Bond Fund	**74.85**	75.86
T. Rowe Price Mid-Cap Growth	**67.53**	68.59
DFA U.S. Small Cap Value II Fund	**68.20**	69.11
BrokerageLink Account	**100.00**	100.00
DFA International Value II Fund	**69.38**	70.57
DFA U.S. Large Cap Value II Fund	**68.38**	69.31
BGI LifePath 2010 Fund	**75.33**	78.88
BGI LifePath 2020 Fund	**72.27**	75.28
BGI LifePath 2030 Fund	**71.00**	68.38
BGI LifePath 2040 Fund	**72.52**	72.52
BGI LifePath Retirement Fund	**68.56**	69.06
Other	**82.53**	64.27

The financial position of the Master Savings trust at December 31, was as follows:

Type of Master Trust Investment

	2007	2006
Short-term securities	**$ 51,051**	$ 121,526
Common stocks	**2,094,325**	2,208,672
U.S. Government bonds and notes	**205,292**	149,354
Corporate and other bonds and notes	**73,655**	65,517
Registered investment companies	**2,556,691**	2,947,857
Commingled funds	**1,171,917**	664,057
Investment contracts (at fair value):		
Guaranteed investment contracts	**-**	741,845
Synthetic investment contracts		
Short-term investments	**159,479**	131,570
Asset-backed securities	**928,604**	739,305
Corporate bonds	**24,885**	11,471
Government securities	**1,128,500**	573,326
Unsettled trades and other	**(1,354)**	16,909
Wrap Contract	**-**	-
Unsettled trades and other	**(18,256)**	(31,513)
Master trust investments at fair value	**8,374,789**	8,339,896
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(27,775)**	(14,297)
	$ 8,347,014	$ 8,325,599

(Dollars in Thousands)

Net Appreciation in Fair Value of Master Trust Investments and Total Investment Income

		2007
Short-term securities	$	**1**
Common stocks		**386,299**
U.S. Government bonds and notes		**700**
Corporate and other bonds and notes		**1,906**
Registered investment companies		**(218,068)**
Commingled funds		**(66,651)**
Total net appreciation in fair value of Master Trust Investments	$	**104,187**
Investment income:		
Interest	$	**119,211**
Dividends		**465,637**
Total investment income	$	**584,848**

Investments representing 5% or more of Plan net assets at December 31,

		2007		2006
Interest Income Fund	$	**2,213,681**	$	2,214,426
AT&T Stock Fund (formerly the BellSouth Stock Fund)		**2,098,783**		2,039,837
DFA International Value II Fund		**738,952**		658,961
Equity Index Fund		**691,464**		738,497
T. Rowe Price Mid-Cap Growth Fund		**642,400**		569,396
DFA U.S. Small Cap Value II Fund		**483,036**		710,905
DFA U.S. Large Cap Value II Fund		**456,368**		507,882

Investment Risk

Investments held by the Master Trust and Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

In the normal course of operations, Master Trust assets are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statement of net assets available for benefits. The contract or notional amounts provide a measure of the Master Trust involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Master Trust's fiduciaries do not anticipate any material adverse effect on the Master Trust's financial position resulting from its involvement in these instruments.

Fully benefit-responsive investment contracts

The Interest Income Fund consists primarily of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. The Interest Income Fund invests in synthetic investment contracts (SICs), also referred to as wrapper contracts. The assets supporting the SICs are owned by the Master Trust and generally consist of high quality fixed income securities. For the years ended December 31, 2007 and 2006, the average yield earned by the Master Trust on these contracts was 4.49% and 4.98%, and, the average yield earned by the Master Trust adjusted to reflect actual interest rate credited to participants, was 4.60% and 4.91%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2007 or 2006.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and

(Dollars in Thousands)

losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $0 at December 31, 2007 and 2006.

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the plan the shortfall needed to maintain the rate at zero, ensuring participants' principal and accrued interest is protected. The fixed crediting interest rate on these contracts was 4.66% at December 31, 2007 and 4.66% at December 31, 2006.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investments, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the AT&T Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statement of Net Assets Available for Benefits as the "Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts." If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Master Trust, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. We do not believe any of these events will occur in the foreseeable future.

Financial Instruments With Off-Balance Sheet Risk
In the normal course of operations, Master Trust assets are invested in financial instruments (futures, options and foreign currency contracts) which may give rise to off-balance sheet risk. These instruments involve, in varying degrees, elements of credit and market risk in excess of the amounts recognized on the statements of net assets available for benefits. The contract or notional amounts disclosed on the following pages provide a measure of the Master Trust involvement in such instruments but are not indicative of potential loss. The intent is to use these financial instruments to reduce, rather than increase, market risk. The Master Trust's fiduciaries do not anticipate any material adverse effect on the Master Trust's financial position resulting from its involvement in these instruments.

Futures Contracts
On behalf of the Plan, investment managers for the Master Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Plan, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices.

(Dollars in Thousands)

At December 31, 2007, open futures contracts held in the Master Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
S&P 500 Index Futures	128	3/2008	$ 32
U.S. Treasury Bonds Futures	(254)	3/2008	(25,400)

At December 31, 2006, open futures contracts held in the Master Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value
S&P 500 Index Futures	40	3/2007	$ (54)
U.S. Treasury Bonds Futures	(50)	3/2007	5

Related Party Transactions and Party-in-Interest

During 2007, the Master Trust purchased $1,175,967 and received proceeds of $324,297 from AT&T common stock. At December 31, 2007, the total investment held by the Master Trust in AT&T common stock was $2,094,325 or 25% of the Master Trust. At December 31, 2006, the total investment held by the Master Trust in AT&T common stock was $1,999,062, or 24% of the Master Trust.

Certain investments held by the Master Trust are managed by State Street and Fidelity as trustee and record keeper, respectively, as defined by the Master Trust agreement. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net Assets Available for Benefits per the financial statements	$ **5,723,881**	$ 5,742,492
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**20,290**	9,902
Net Assets Available for Benefits per the Form 5500	$ **5,744,171**	$ 5,752,394

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the year ended December 31, 2007:

Total additions per the financial statements	$ 727,050
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2006	(9,902)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	20,290
Total additions per the Form 5500	$ 737,438

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

7. <u>Subsequent Events</u> – Effective March 1, 2008, the portion of Plan accounts attributable to BellSouth management employees were merged into the AT&T Savings Plan. The Plan remains an ongoing plan with respect to certain bargained for employees and certain non-management employees. All management participant accounts were transferred to one of the 11 AT&T Savings Plan funds available. Represented or non-management participants remain eligible to participate in the Plan. Under the AT&T Savings Plan, participants are allowed to contribute up to 50% of their salary, with up to 6% as a company matched contribution. Additional information and a summary of the key differences between the Plan and the AT&T Savings Plan is available in the Plan's prospectus supplement.

AT&T RETIREMENT SAVINGS PLAN

EIN 58-1533433, PLAN NO. 002
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
*	Investment in Master Trust	Various investment funds	**	$ 5,526,703
*	Fidelity BrokerageLink®	Participant-directed brokerage account assets	**	155,971
*	Participant Loans Receivable	5.00% - 9.50%	**	56,994

 * Party-in-Interest.
** Participant-directed investment, cost not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Retirement Savings Plan

By AT&T Inc.,
Plan Administrator for the Foregoing Plan

By   /s/ John J. Stephens
　　　John J. Stephens
　　　Senior Vice President and Controller

Date: June 27, 2008

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23   Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-139749) of AT&T Inc. of our report dated June 26, 2008 relating to the financial statements and the supplemental schedule of the AT&T Retirement Savings Plan, which appears in this Form 11-K.

/s/ McConnell & Jones LLP
Houston, Texas
June 26, 20078